

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2010

<u>Via U.S. Mail and Facsimile to 212-338-5880</u>

Michael B. Targoff
Vice Chairman of the Board, CEO and President
Loral Space & Communications Inc.
600 Third Avenue
New York, NY 10016

      Re: **Loral Space & Communications Inc.**
               Form 10-K for the fiscal year ended December 31, 2009
               Filed March 15, 2010
               File No. 001-14180

Dear Mr. Targoff:

      We have reviewed your letter dated August 3, 2010 and we have the following comment. Please respond to our comment within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comment or any other aspect of our review.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

<u>Definitive Proxy Statement filed April 13, 2010</u>

1.   We note your response to comment one from our letter dated August 2, 2010. Please confirm that you will discuss in future filings how difficult it was for your executives or how likely it was for the company to achieve the SS/L New Business Benefit performance target. See Instruction 4 to Item 402(b) of Regulation S-K.

      You may contact Ajay Koduri, Attorney-Adviser, at 202-551-3310 or me at 202-551-3810 with any questions.

                    Sincerely,

                    /s/ Larry Spirgel
                    Larry Spirgel
                    Assistant Director